Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

August 24, 2018

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III N-14 Filing (File No. 333-226339)

Dear Ms. White and Ms. Fettig:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”), filed on July 25, 2018, with respect to the reorganization of the American Independence U.S. Inflation-Protected Fund (the “Target Fund”), a series of American Independence Funds Trust (the “Target Trust”), into the BNP Paribas AM U.S. Inflation-Linked Bond Fund (the “Acquiring Fund”), a newly-created series of the Registrant (the “Reorganization”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by the Target Trust, Manifold Fund Advisors, LLC (“Manifold Fund Advisors”), the investment adviser of the Target Fund, and BNP PARIBAS ASSET MANAGEMENT USA, Inc. (“BNP”), the investment sub-adviser of the Target Fund and the investment adviser of the Acquiring Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

General

1.	Comment. Please confirm that the Acquiring Fund will include in its first annual report the information required by Item 27(b)(4) of Form N-1A with respect to the change in accountant in connection with the Reorganization.

Response. The Registrant confirms that the Acquiring Fund will include in its first annual report the information required by Item 27(b)(4) of Form N-1A with respect to the change in accountant in connection with the Reorganization.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

Christina DiAngelo Fettig

August 24, 2018

Proxy Statement/Prospectus

2.	Comment. Please confirm that no repositioning of the Target Fund’s portfolio is expected to occur in connection with the Reorganization.

Response. BNP confirms that it does not expect any repositioning of the Target Fund’s portfolio to occur in connection with the Reorganization.

3.	Comment. Please clarify that BNP and Manifold Fund Advisors will pay all of the customary and ordinary expenses that are related to effecting the Reorganization, whether or not the Reorganization is consummated.

Response. The requested change has been made.

4.	Comment. Please clarify that the total dollar value of the Acquiring Fund Shares that shareholders will receive in the Reorganization may be lower than the total dollar value of the shares of the Target Fund that shareholders will hold immediately prior to the Reorganization due to the differences in the Funds’ valuation procedures.

Response. The requested change has been made.

5.	Comment. Please confirm supplementally that the aggregate net asset value (“NAV”) of the Acquiring Fund Shares will be the aggregate NAV of the Target Fund computed on the Valuation Date, using the Registrant’s valuation procedures.

Response. The Registrant confirms that the aggregate net asset value of the Acquiring Fund Shares will be the aggregate net asset value of the Target Fund computed on the Valuation Date, using the Registrant’s valuation procedures.

6.	Comment. With respect to the “Summary of Key Information – How do the Funds’ expenses compare?” section:

a.	Please confirm supplementally that any amounts waived or reimbursed by Manifold Fund Advisors prior to the Reorganization will not be subject to recoupment following the Reorganization.

Response. Manifold Fund Advisors confirms that any amounts waived or reimbursed by Manifold Fund Advisors prior to the Reorganization will not be subject to recoupment following the Reorganization.

b.	Please present the fee table in the format prescribed by Item 3 of Form N-1A.

Response. The requested change has been made.

Alison White, Esq.

Christina DiAngelo Fettig

August 24, 2018

c.	Please clarify that the fees and expenses referenced in the last sentence of footnote 2 to the fee table are payable by Manifold Fund Advisors.

Response. The requested change has been made.

d.	In footnote 3 to the fee table, please clarify that BNP may only recoup fee waivers or expense reimbursements made during the rolling three-year period preceding the recoupment.

Response. The requested change has been made.

e.	Please confirm that the Target Fund’s fees in the fee table represent current fees in accordance with Item 3 of Form N-14.

Response. The Target Trust confirms that the Target Fund’s fees in the fee table represent current fees in accordance with Item 3 of Form N-14.

f.	Please explain why the Target Fund’s expense ratios in the fee table differ from the Target Fund’s expense ratios in its financial highlights for the semi-annual period ended April 30, 2018, given the first sentence of footnote 1 to the fee table.

Response. The sentence has been revised as follows:

The Target Fund’s Distribution and/or Service (Rule 12b-1) Fees for Class A Shares and Other Operating Expenses have been restated to reflect current fees.

7.	Comment. In the “Summary of Key Information - What effect will the Reorganization have on me as a shareholder?” section, please disclose the rationale for the share class mapping.

Response. The requested change has been made.

8.	Comment. In the “Summary of Key Information - How do the performance records of the Funds compare?” section, please consider defining the term “FFTW”.

Response. The requested change has been made.

9.	Comment. Please explain why the 12b-1 fee for the Target Fund’s Class A Shares in the “Summary of Key Information - How do the Funds’ sales charges and distribution arrangements compare?” section differs from the 12b-1 fee for the Target Fund’s Class A Shares in the fee table.

Response. The 12b-1 fee for the Target Fund’s Class A Shares in the “Summary of Key Information - How do the Funds’ sales charges and distribution arrangements compare?” section has been revised to match the 12b-1 fee for the Target Fund’s Class A Shares in the fee table.

Alison White, Esq.

Christina DiAngelo Fettig

August 24, 2018

10.	Comment. In the “Summary of Key Information - Will the Acquiring Fund have different portfolio managers than the Target Fund?” section, please identify the individuals primarily responsible for the day-to-day management of the Acquiring Fund’s portfolio.

Response. The requested change has been made.

11.	Comment. In the “Summary of Key Information - What will happen if shareholders of the Target Fund do not approve the Reorganization?” section, please specify the other possible courses of action for the Target Fund that the Target Fund’s Board of Trustees will consider if the shareholders of the Target Fund do not approve the Reorganization.

Response. The requested change has been made.

12.	Comment. With respect to the “Additional Information about the Funds – Comparison of Principal Risks of Investing in the Funds” section:

a.	Please discuss the principal risks of investing in the Target Fund.

Response. The Registrant respectfully declines to make the requested change because Item 3(c) of Form N-14 only requires a discussion of “the principal risk factors of investing in the registrant.”

b.	In the last sentence of the first paragraph of the section, please specify the “certain” principal risks described under “Derivatives Risk” to which the Acquiring Fund may be subject to greater degrees than the Target Fund.

Response. The term “certain” has been removed from the sentence.

c.	Please confirm supplementally that undervalued securities risk is a principal risk of the Target Fund.

Response. BNP confirms that undervalued securities risk is a principal risk of the Target Fund.

13.	Comment. Please explain the inclusion of disclosure regarding Section 15(f) of the 1940 Act.

Response. The disclosure has been removed.

14.	Comment. Please confirm supplementally that any material differences between the rights of Target Fund shareholders and the rights of Acquiring Fund shareholders are described in the “Comparison of Shareholder Rights” section.

Alison White, Esq.

Christina DiAngelo Fettig

August 24, 2018

Response. The Target Trust and the Registrant confirm that any material differences between the rights of Target Fund shareholders and the rights of Acquiring Fund shareholders are described in the section.

15.	Comment. With respect to the Capitalization table:

a.	Please confirm supplementally that the $(0.01) pro forma adjustment to the NAV per share of the Institutional Class Shares of the Target Fund is not reflected in the pro-forma NAV per share of the Institutional Shares of the Acquiring Fund due to rounding.

Response. The Registrant confirms that the $(0.01) pro forma adjustment to the NAV per share of the Institutional Class Shares of the Target Fund is not reflected in the pro-forma NAV per share of the Institutional Shares of the Acquiring Fund due to rounding.

b.	Please consider disclosing the total net assets for each Fund.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London